FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Announces Management Changes at Williams & Glyn

RBS and the Williams & Glyn investors announce that John Maltby will step down from his role as Chief Executive at Williams & Glyn. He will resume his role as advisor to the external investors' consortium. He will be replaced by Jim Brown, who is currently Chief Executive at Ulster Bank. This appointment is subject to the regulatory approval process and Jim will remain in position to support the Board in identifying his successor.

Ross McEwan, RBS CEO, said: "I would like to express our thanks to John Maltby for his very significant contribution to Williams & Glyn over the past 18 months. Much has already been done in building a standalone business and we are grateful for the important role that John has played in getting the bank to this point.

"Williams & Glyn will play an important role in the UK banking landscape and will be an excellent addition to the market. Jim Brown brings a wealth of experience in retail and commercial banking and will lead the business as we move forward towards an IPO in the second half of 2016."

Lord Mervyn Davies representing the external investors' consortium said: "I would like to thank John for his commitment and focus in building Williams & Glyn. The delivery of a new challenger bank is an exciting proposition and we look forward to working with Jim through this next stage to IPO."

Jim Brown said: "I am pleased to have been appointed to the CEO role at what is an exciting time for the business. We are committed to establishing a strong and credible challenger bank in the UK market and I look forward to the challenges ahead."

For further information please contact:

Investors                                                                                                                      Media
Richard O'Connor                                                                                                       RBS Press Office
Head of Investor Relations                                                                                       +44 (0)131 523 4205
+44 (0) 207 672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  28 April 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary